Annual Report

Cover Page

Name of issuer:

Mars Colony, LLC DBA Meridian Hive

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: TX
Date of organization: 6/16/2016

Physical address of issuer:

8120 Exchange Dr Ste 400
Austin TX 78754

Website of issuer:

http://www.meridianhive.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

9

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$469,238.00	$331,932.00
Cash & Cash Equivalents:	$79,223.00	$23,309.00
Accounts Receivable:	$62,042.00	$33,738.00
Short-term Debt:	$125,190.00	$75,156.00
Long-term Debt:	$718,037.00	$475,722.00
Revenues/Sales:	$826,924.00	$617,946.00
Cost of Goods Sold:	$379,170.00	$185,928.00
Taxes Paid:	$0.00	$0.00
Net Income:	($184,200.00)	($183,287.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Mars Colony, LLC DBA Meridian Hive

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Mike Christopher Simmons	Mechanical Engineer	Concurrent Design	2016
Eric Lowe	Senior Principal Software Engineer	Oracle America, Inc	2016
William C Rivers	CEO	Meridian Hive	2016
Jonathan Luers	Applications Engineer	Silicon Laboratories	2016
David Eric Rivers	CAD designer	Consultant	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Mike Christopher Simmons	Product Innovation	2016
Eric Lowe	Operations Director	2016
William C Rivers	CEO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
William C Rivers	1117784.0 Voting member units	38.0
Eric Lowe	744536.0 Voting member units	25.0
Mike Simmons	584197.0 Voting member units	20.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The competitive landscape may change and other / new entrants may bring in competing products, some of those with preexisting distribution networks.

Government regulation changes may adversely impact the alcohol manufacturing and distribution channels including but not limited to tax increases, regulatory and compliance requirements / reporting.

Revenue forecast accuracy, estimates and assumptions, and the company's ability to manage working capital, contracts, inventory and operational capacity to support the growth strategy may not meet expectations, harming future business growth.

Ingredient supply considerations including honey and fruit which accounts for <60% of our costs. Should a global crisis in honey arise, we would be negatively impacted.

Change in consumer habits and their decisions around lifestyle choices could impact premium alcohol sales.

There are risks relying on our current supply chain and third party ingredient and material sourcing. The performance of vendors and distribution partners will have impacts on our business.

Litigation, including potential claims, legal compliance and related liabilities could distract our focus from our core business.

The membership units into which the convertible note will convert (upon an event) have not yet been issued by the Company.

The Company is involved in two lease agreements, which may affect business revenues and cash flow moving forward.

The Company leases its production facility and taproom location under a non-cancelable operating lease agreement with an initial expiration date of August 31, 2017. The Company subsequently renewed this lease for an additional two year period expiring July 31, 2019. Monthly rent expense under this lease was $3,300 for 2017 and 2016. The total rent expense related to this location was 39,600 for 2017 and 2016.

The Company leases a delivery van and sales vehicles under non-cancelable operating lease agreements which began in October 2017 and terminate in September 2023. Monthly lease expense under these leases ranged from $304 to $381 for 2017. The total lease expenses related to these leases was $2,054 for 2017.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Eric Lowe is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Mike Simmons is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Mike Christopher Simmons is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Eric Lowe is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Membership Units	2,761,018	2761018	Yes
Non-voting Membership Units	210,900	210900	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Jonathan Luers
Issue date	03/29/14
Amount	$122,618.00
Outstanding principal plus interest	$122,618.55 as of 08/24/18
Interest rate	4.5% per annum
Maturity date	01/28/28
Current with payments	Yes

Loan

Lender	Eric Lowe
Issue date	10/31/15
Amount	$175,527.00
Outstanding principal plus interest	$178,722.00 as of 08/23/18
Interest rate	4.5% per annum
Maturity date	02/01/23
Current with payments	Yes

Loan

Lender	William Rivers
Issue date	07/01/16
Amount	$9,322.00
Outstanding principal plus interest	$4,273.00 as of 08/23/18
Interest rate	10.0% per annum
Maturity date	06/14/20
Current with payments	Yes

Loan

Lender	Kevin Lysaght
Issue date	05/21/17
Amount	$45,000.00
Outstanding principal plus interest	$34,438.00 as of 08/23/18
Interest rate	5.0% per annum
Maturity date	10/01/20
Current with payments	Yes

Loan

Lender	Kevin Lysaght
Issue date	06/01/17
Amount	$10,000.00
Outstanding principal plus interest	$6,132.00 as of 07/15/20
Interest rate	5.0% per annum
Maturity date	07/15/20
Current with payments	Yes

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2019	Regulation Crowdfunding	Convertible Note	$249,500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Kevin Lysaght
Amount Invested	$45,000.00
Transaction type	Loan
Issue date	04/25/17
Outstanding principal plus interest	$34,438.00 as of 08/23/18
Interest rate	5.0% per annum
Maturity date	10/01/20
Outstanding	Yes
Current with payments	Yes
Relationship	family member

Loan for purchase of wine tanks

Name	Eric Lowe
Amount Invested	$175,527.00
Transaction type	Loan
Issue date	10/31/15
Outstanding principal plus interest	$178,722.00 as of 08/23/18
Interest rate	4.5% per annum
Maturity date	02/01/23
Outstanding	Yes
Current with payments	Yes
Relationship	owner

Payment of $22,250 plus accrued interest is due on each of 02/01/2019, 02/01/2020, 02/01/2021 and 02/01/22. The balance is due 02/01/23.

Name	Jonathan Luers
Amount Invested	$122,618.55
Transaction type	Loan
Issue date	03/29/14
Outstanding principal plus interest	$122,618.55 as of 08/24/18
Interest rate	4.5% per annum
Maturity date	01/28/28
Outstanding	Yes
Current with payments	Yes
Relationship	owner

During 2018, payments are interest only, $460.00 per month.

Name	Kevin Lysaght
Amount Invested	$10,000.00
Transaction type	Loan
Issue date	06/01/17
Outstanding principal plus interest	$6,132.00 as of 08/23/18
Interest rate	5.0% per annum
Maturity date	07/15/20
Outstanding	Yes
Current with payments	Yes
Relationship	family member

Loan for purchase of kegs

Name	William Rivers
Amount Invested	$9,322.00
Transaction type	Loan
Issue date	07/01/16
Outstanding principal plus interest	$4,273.00 as of 08/23/18
Interest rate	10.0% per annum
Maturity date	06/14/20
Outstanding	Yes
Current with payments	Yes
Relationship	owner

Loan for purchase of kegs; payments are $194 per month

Name	Kevin Lysaght
Amount Invested	$65,000.00
Transaction type	Loan
Issue date	09/15/19
Outstanding principal plus interest	$62,195.00 as of 03/29/20
Interest rate	5.0% per annum
Maturity date	09/15/24
Outstanding	Yes
Current with payments	Yes
Relationship	Family Member

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Mead, the gluten-free alcohol made with fermented honey, is increasing market share in the craft beverage sector. Started in 2013 in Austin, TX, we're currently in our growth stage and are distributed in 7 states. We have 15 different products, making us appealing to the 50% of brewpub patrons choosing non-beer options (according to a Neilson study). We also help meet that demand through our popular carbonated draft mead, a modern and refreshing take on the classic alcohol.

We are continuing our growth after 2017, where we expanded capacity, won 9 competition medals, and generated $730k in revenue. We expanded our out of state distribution to the major areas where craft beer and cider thrive. We aim to be the draft mead leader in every region we sell.

Milestones

Mars Colony, LLC DBA Meridian Hive was incorporated in the State of Texas in June 2016.

Since then, we have:

- Won 18 awards from prestigious mead competitions since 2013.
- Earned than $800,000 in revenue in 2019
- Sold our products in over 1200 restaurants, bars, and grocery stores, including major chains like H-E-B, Total Wine, Whole Foods, Spec's, Twin Liquors, and World of Beer.
- Distributed in 7 states including Texas, Colorado, Arizona, Georgia, Tennessee, Michigan, and New Mexico.
- Had, as one of the best mead makers in the world, co-founder Mike Simmons, the only person to ever win four gold medals in a single year at the world's largest mead-making competition, The Mazer Cup.
- Been among H-E-B's fastest growing Texas Craft Brands
- Produced 4 year-round draft products, 3 seasonal draft products, 4 Still meads and commenced 3 unique Still meads quarterly for our mead club members

Historical Results of Operations

Our company was organized in June 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $827,000 compared to the year ended December 31, 2018, when the Company had revenues of $618,000. Our gross margin was 43% in fiscal year 2019, compared to 46% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $469,000 including $79,000 in cash. As of December 31, 2018, the Company had $332,000 in total assets, including $23,000 in cash.
- *Net Income.* The Company had net losses of $184,900 and $183,300 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $921,000 for the fiscal year ended December 31, 2019 and $600,000 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $754,000 in debt, including the Convertible Notes offering in 2019. The proceeds of the offering were used to implement cost-saving measures and increased marketing initiatives.

The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Short/Mid Term Expenses

Mars Colony, LLC DBA Meridian Hive cash in hand is $79,000, as of December 2019. Over the last three months, revenues have averaged $71,500/month, cost of goods sold has averaged $32,800/month, and operational expenses have averaged $42,000/month. Our intent is to be profitable in 6 months.

Sales continue to be strong in Austin and in Texas. We expect revenues to increase in Texas and out of state this year. This will be driven by an increase in Sales team members and marketing efforts in Austin and other key markets.

As a result of the national emergency declared on January 27, 2020 due to the coronavirus, we anticipate some impact on sales to our on-premise customers. At this time, the length of the emergency is unknown and the full impact on our sales is not quantifiable.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://meridianhive.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- David Eric Rivers
- Eric Lowe
- Jonathan Luers
- Mike Christopher Simmons
- William C Rivers

Appendix E: Supporting Documents

- 4_OPERATING_AGREEMENT.pdf
- 4a_Oper_Agreement_Amendment.pdf
- 4b_Oper_Agreement_SKU_Amendment.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Meridian Hive Convertible Note

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- David Eric Rivers
- Eric Lowe
- Jonathan Luers
- Mike Christopher Simmons
- William C Rivers

Appendix E: Supporting Documents

- 4_OPERATING_AGREEMENT.pdf
- 4a_Oper_Agreement_Amendment.pdf
- 4b_Oper_Agreement_SKU_Amendment.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Mars Colony, LLC DBA Meridian Hive

By

Cayce Rivers

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

date of birth:

mm/dd/yyyy

SIGN

David Eric Rivers

BOD Member
5/22/2020

Mike Simmons

Product Innovation
5/20/2020

Eric Eugene Lowe

Operations Director
5/17/2020

Cayce Rivers

Chief Executive Officer
5/7/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.